Exhibit 99.1

Tencent Music Entertainment Group Announces First Quarter 2024 Unaudited Financial Results and Annual Dividend Plan

SHENZHEN, China, May 13, 2024 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2024 and declared its annual cash dividend for the year ended December 31, 2023.

First Quarter 2024 Financial Highlights

•	Total revenues were RMB6.77 billion (US$937 million), representing a 3.4% year-over-year decrease, mainly due to the decline in revenues from social entertainment services and others, which was partially mitigated by strong year-over-year growth in revenues from online music services.

•	Revenues from music subscriptions were RMB3.62 billion (US$501 million), representing 39.2% year-over-year growth. The number of paying users increased by 20.2% year-over-year to 113.5 million. On a sequential basis, the number of paying users grew by 6.8 million, the largest quarter-over-quarter net increase to date.

•	Net profit was RMB1.53 billion (US$212 million), growing 27.5% year-over-year. Net profit attributable to equity holders of the Company was RMB1.42 billion (US$197 million), growing 23.9% year-over-year. Non-IFRS net profit[1] was RMB1.81 billion (US$251 million), representing 23.9% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB1.70 billion (US$236 million), representing 20.8% year-over-year growth.

•	Diluted earnings per ADS was RMB0.91 (US$0.13), up from RMB0.73 in the same period of 2023.

•	Total cash, cash equivalents and term deposits as of March 31, 2024 were RMB34.18 billion (US$4.73 billion).

•	An annual cash dividend for the year ended December 31, 2023 to be paid to shareholders as of the record date will be approximately US$210 million.

Mr. Cussion Pang, Executive Chairman of TME, commented, “We kicked off 2024 with impressive results. Online music continued to grow robustly, registering record-high net adds of 6.8 million music subscribers with healthy ARPPU for the first quarter. Our focus on high-quality growth also yielded solid net profit margin expansion. By broadening content and introducing more tailored platform offerings that resonate deeply with users, we continue to strengthen our vibrancy and competitiveness in this dynamic industry.”

Mr. Ross Liang, CEO of TME, continued, “Drawing on our extensive industry experience and capitalizing on the Chinese New Year seasonality, our effective marketing campaigns led to higher-than-expected first-quarter music subscriber growth. Meanwhile, we are pleased to see a steady user base recovery thanks to our optimized operations efforts. Through enhanced algorithms, product features and AIGC applications, we are consistently creating more compelling music experiences that deepen users’ engagement on our platform.”

First Quarter 2024 Operational Highlights

•	Key Operating Metrics

1 Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

	1Q24	1Q23	YoY %
MAUs – online music (million)	578	592	(2.4%)
Mobile MAUs – social entertainment (million)	97	136	(28.7%)
Paying users – online music (million)	113.5	94.4	20.2%
Paying users – social entertainment (million)	8.0	7.1	12.7%
Monthly ARPPU – online music (RMB)	10.6	9.2	15.2%
Monthly ARPPU – social entertainment (RMB)	73.4	164.5	(55.4%)

Expanded licensed and original content offerings to cater to evolving user preferences, setting new music consumption trends.

•	Reinforced partnerships with record labels to broaden our music library’s comprehensiveness and popularity. 1) Renewed cooperation with Time Fengjun Entertainment, featuring 30-day head-start privileges on new songs and adding Dolby Atmos upgrades for popular idol groups such as TFBOYS. 2) Renewed partnership with HIM International Music to bring users iconic C-pop content. We also capitalized on our AI capabilities to bolster audience interaction and sing-alongs, amplifying artists’ reach.

•	Created an increasing number of blockbuster songs through original content production. 1) Produced high-quality original soundtracks for trending TV dramas The Legend of Shen Li and In Blossom, gaining over 150 million streams on our platform. 2) With a keen grasp of popular trends, we partnered with strategic artists and indie musicians to create widely celebrated songs on social media, such as RIVER FLOW by TIA RAY and What I Anticipate Is Not Snow by Zhang Miaoge.

Innovative features fostered faster personal music asset accumulation on our platform, leading to better user engagement and greater high-potential user discovery.

•	Introduced large audio models to increase music promotion accuracy and a new AI Assistant to make music discovery more fun, engaging and convenient.

•	Launched a new rewards program and a series of interactive features including themed song-guessing contests and subscriber badges to invigorate music consumption and increase user stickiness.

•	Capitalized on Chinese New Year with targeted multi-channel promotions, attracting a larger-than-expected number of paying users; established a new partnership with Xiaomi SU7 and conducted holiday-themed activities to boost in-car music consumption.

•	Hosted QQMUSIC DIANFENG AWARDS, an annual trendsetting online-merge-offline music event catering to the younger demographic, to reinforce our core user base.

First Quarter 2024 Financial Review

Total revenues decreased by RMB236 million, or 3.4%, to RMB6.77 billion (US$937 million) from RMB7.00 billion in the same period of 2023.

•	Revenues from online music services delivered a strong year-over-year increase of 43.0% to RMB5.01 billion (US$693 million) from RMB3.50 billion in the same period of 2023. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenue from advertising services. Revenues from music subscriptions were RMB3.62 billion (US$501 million), representing 39.2% year-over-year growth compared with RMB2.60 billion in the same period of 2023. This rapid growth was driven by further expansion in the online music paying user base and healthy ARPPU. The number of online music paying users increased by 20.2% year-over-year to 113.5 million, with a monthly ARPPU of RMB10.6 in the first quarter of 2024. The increase in the number of paying users was primarily due to increased users’ willingness to pay for appealing membership privileges, expanded content, and attractive interactive features. We also optimized promotion campaigns during Chinese New Year to attract more paying users. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, which were well-received by advertisers.

•	Revenues from social entertainment services and others decreased by 49.7% to RMB1.76 billion (US$244 million) from RMB3.50 billion in the same period of 2023. The continued decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures we implemented beginning in the second quarter of 2023, as well as increased competition with other platforms.

Cost of revenues decreased by 14.8% year-over-year to RMB4.00 billion (US$554 million), mainly due to decreased revenues from social entertainment services with a lower revenue sharing ratio that led to less revenue sharing fees, partially offset by increased content costs of royalties and payment channel fees.

Gross margin increased to 40.9% from 33.1% in the same period of 2023, primarily due to strong revenue growth from music subscriptions and advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 7.6% year-over-year to RMB1.14 billion (US$157 million). Operating expenses as a percentage of total revenues decrease to 16.8% from 17.5% in the same period of 2023.

•	Selling and marketing expenses were RMB187 million (US$26 million), representing an 11.8% year-over-year decrease, mainly due to overall optimized promotion efforts.

•	General and administrative expenses were RMB949 million (US$131 million), representing a 6.7% year-over-year decrease. This decrease was primarily due to reduced employee-related expenses.

Driven by improved operating efficiency and effective cost controls, our operating profit grew to RMB1.96 billion (US$271 million) in the first quarter of 2024, representing an increase of 41.9% year-over-year.

The effective tax rate for the first quarter of 2024 was 19.9% compared with 12.2% in the same period of 2023. The increase in the effective tax rate was mainly driven by the accrual of withholding income tax of RMB107 million (US$15 million) in the first quarter of 2024. Additionally, changes in preferential tax rates for certain entities also impacted our effective tax rate.

For the first quarter of 2024, net profit was RMB1.53 billion (US$212 million) and net profit attributable to equity holders of the Company was RMB1.42 billion (US$197 million). Non-IFRS net profit was RMB1.81 billion (US$251 million) and non-IFRS net profit attributable to equity holders of the Company was RMB1.70 billion (US$236 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the first quarter of 2024 were RMB0.92 (US$0.13) and RMB0.91 (US$0.13), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.11 (US$0.15) and RMB1.09 (US$0.15), respectively. The Company had weighted averages of 1.54 billion basic and 1.56 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of March 31, 2024, the combined balance of the Company’s cash, cash equivalents and term deposits amounted to RMB34.18 billion (US$4.73 billion), compared with RMB32.22 billion as of December 31, 2023.

Share Repurchase Program

Under the US$500 million Share Repurchase Program announced on March 21, 2023, as of March 31, 2024, we had repurchased 32.2 million ADSs in the open market with cash for a total consideration of US$235.5 million.

Annual Dividend Policy and Declaration of 2023 Dividend

On May 11, 2024, the Company’s board of directors adopted an annual cash dividend policy, under which the Company may choose to declare and distribute a cash dividend each year in accordance with the memorandum and articles of association of the Company and applicable laws and regulations. Under the policy, the Company’s board of directors determines whether to make dividend distributions and the amount of such distributions in any particular year, depending on the Company's operations and earnings, cash flow, financial condition, and other relevant factors.

Accordingly, on the same day, for the fiscal year of 2023, the Company’s board of directors declared a cash dividend of US$0.0685 per ordinary share, or US$0.1370 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on May 31, 2024. The aggregate amount of cash dividends to be paid will be approximately US$210 million and is expected to be paid on or around June 21, 2024 and on or around June 27, 2024 for holders of ordinary shares and holders of ADSs, respectively. Holders of the Company’s ADSs will receive the cash dividends through the depositary, The Bank of New York Mellon, subject to the terms of the deposit agreement.

Social Responsibilities

We cooperated with Tencent Charity for the third consecutive year on our themed program to raise autism awareness, “If Music Has a Shape.” This year, more than 60 renowned artists and groups from China and abroad shared songs in support of children with autism. We then hosted an art exhibition featuring artwork by children with autism inspired by these musical works, leveraging multimedia to amplify our heart-felt message and boost music’s social value.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2203 to US$1.00, the noon buying rate in effect on March 29, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended March 31
	2023	2024
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Revenues
Online music services	3,501	5,007	693
Social entertainment services and others	3,503	1,761	244
	7,004	6,768	937
Cost of revenues	(4,689)	(3,997)	(554)
Gross profit	2,315	2,771	384

Selling and marketing expenses	(212)	(187)	(26)
General and administrative expenses	(1,017)	(949)	(131)
Total operating expenses	(1,229)	(1,136)	(157)
Interest income	237	278	39
Other gains, net	58	46	6
Operating profit	1,381	1,959	271

Share of net profit/(loss) of investments accounted for using equity method	20	(18)	(2)
Finance cost	(34)	(30)	(4)
Profit before income tax	1,367	1,911	265

Income tax expense	(167)	(381)	(53)
Profit for the period	1,200	1,530	212

Attributable to:
Equity holders of the Company	1,148	1,422	197
Non-controlling interests	52	108	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.37	0.46	0.06
Diluted	0.36	0.46	0.06

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.74	0.92	0.13
Diluted	0.73	0.91	0.13

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,120,690,738	3,081,992,364	3,081,992,364
Diluted	3,165,297,869	3,123,242,656	3,123,242,656

ADS used in earnings per ADS computation
Basic	1,560,345,369	1,540,996,182	1,540,996,182
Diluted	1,582,648,934	1,561,621,328	1,561,621,328

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended March 31
	2023	2024
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)
Profit for the period	1,200	1,530	212
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	117	118	16
Share-based compensation	202	193	27
(Gains)/losses from investments**	(17)	37	5
Income tax effects***	(39)	(66)	(9)
Non-IFRS Net Profit	1,463	1,812	251

Attributable to:
Equity holders of the Company	1,411	1,704	236
Non-controlling interests	52	108	15

Earnings per share for Class A and Class B ordinary shares
Basic	0.45	0.55	0.08
Diluted	0.45	0.55	0.08

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.90	1.11	0.15
Diluted	0.89	1.09	0.15

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,120,690,738	3,081,992,364	3,081,992,364
Diluted	3,165,297,869	3,123,242,656	3,123,242,656

ADS used in earnings per ADS computation
Basic	1,560,345,369	1,540,996,182	1,540,996,182
Diluted	1,582,648,934	1,561,621,328	1,561,621,328

* Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.
** Including the net gains.losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.
*** Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED BALANCE SHEETS

	As at December 31, 2023	As at March 31, 2024
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	490	526	73
Land use rights	2,437	2,419	335
Right-of-use assets	367	317	44
Intangible assets	2,032	2,023	280
Goodwill	19,542	19,567	2,710
Investments accounted for using equity method	4,274	4,277	592
Financial assets at fair value through other comprehensive income	6,540	8,791	1,218
Other investments	307	327	45
Prepayments, deposits and other assets	540	437	61
Deferred tax assets	352	360	50
Term deposits	8,719	7,589	1,051
	45,600	46,633	6,459

Current assets
Inventories	8	11	2
Accounts receivable	2,918	2,808	389
Prepayments, deposits and other assets	3,438	3,068	425
Other investments	37	37	5
Term deposits	9,937	16,370	2,267
Restricted Cash	31	31	4
Cash and cash equivalents	13,567	10,218	1,415
	29,936	32,543	4,507

Total assets	75,536	79,176	10,966

EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,576	36,559	5,063
Shares held for share award schemes	(302)	(327)	(45)
Treasury shares	(6,996)	(7,196)	(997)
Other reserves	9,658	11,887	1,646
Retained earnings	16,969	18,391	2,547
	55,907	59,316	8,215
Non-controlling interests	1,295	1,439	199

Total equity	57,202	60,755	8,414

LIABILITIES
Non-current liabilities
Notes payables	5,636	5,647	782
Deferred tax liabilities	239	174	24
Lease liabilities	297	257	36
Deferred revenue	148	156	22
	6,320	6,234	863

Current liabilities
Accounts payable	5,006	5,493	761
Other payables and other liabilities	3,472	2,936	407
Current tax liabilities	567	670	93
Lease liabilities	115	97	13
Deferred revenue	2,854	2,991	414
	12,014	12,187	1,688

Total liabilities	18,334	18,421	2,551

Total equity and liabilities	75,536	79,176	10,966

TENCENT MUSIC ENTERTAINMENT GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31
	2023	2024
	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited
	(in millions)

Net cash provided by operating activities	1,852	2,686	372
Net cash provided by/(used in) investing activities	811	(5,498)	(761)
Net cash used in financing activities	(80)	(522)	(72)
Net increase/(decrease) in cash and cash equivalents	2,583	(3,334)	(462)
Cash and cash equivalents at beginning of the period	9,555	13,567	1,879
Exchange differences on cash and cash equivalents	(9)	(15)	(2)
Cash and cash equivalents at end of the period	12,129	10,218	1,415